UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Trico Marine Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

896106200

(CUSIP Number)

Frode Jensen, Esq.

Holland & Knight LLP

195 Broadway, 24th Floor

New York, NY 100007

212-513-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kistefos AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) ☐ 20.2%

14.	Type of Reporting Person (See Instructions) CO, IV

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christen Sveaas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) ☐ 20.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share, issued by Trico Marine Services, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 2401 Fountainview, Suite 290, Houston, Texas  77057.

Item 2.	Identity and Background
(a) Name of Persons Filing (the “Reporting Persons”):
Kistefos AS Christen Sveaas
(b) Business address of Reporting Persons:
Stranden 1 N-0250 Oslo Norway
(c) Christen Sveaas’ principal occupation is as the chairman and sole owner of Kistefos AS. Kistefos AS’ address is Stranden 1, N-0250 Oslo, Norway.
Kistefos AS is a privately owned investment company with a portfolio of listed and unlisted companies in the offshore services, shipping, property development and IT/telecommunications sectors.
(d) During the last five years, neither Christen Sveaas, Kistefos AS nor their affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, neither Christen Sveaas, Kistefos AS nor their affiliates were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.
Christen Sveaas is a citizen of Norway. Kistefos AS is a Norwegian aksjeselskap (stock company).

Item 3.	Source and Amount of Funds or Other Consideration

Prior to March 15, 2005, Kistefos AS was the owner of $53,040,000 of the Company’s then outstanding $250 million 8-7/8% senior notes due 2012 (the “Notes”). Pursuant to a “pre-packaged” plan of reorganization of the Company under Chapter 11 of Title 11 of the United States Code, each holder of the Notes received on the “Effective Date”, in exchange for its total claim (including principal and interest), its pro rata portion of new common stock of the reorganized Company. The Effective Date occurred on March 15, 2005 and, as such, Kistefos AS became the owner of 2,121,600 shares of the Company’s common stock on that date. The purchases of the Notes previously owned by Kistefos AS were funded with working capital.

On October 6, 2005, the Reporting Persons acquired 172,400 shares of common stock of the Company.  The price per share was $26.6517 for a total purchase price of $4,594,753.08.  The purchase was funded with working capital.

On October 19, 2005, the Reporting Persons acquired 200,000 shares of common stock of the Company in a public offering at the price of $24.00 per share. The purchase was funded with working capital.

During the period from October 20 through 24, 2005, the Reporting Persons acquired 356,894 shares of common stock of the Company through open market purchases.  The prices ranged from $24.052 to $24.856 per share for a total amount of $8,695,680.79.  The purchases were funded with working capital.

On February 1, 2007, the Reporting Persons acquired 141,380 shares of common stock of the Company through open market purchases. The price per share was $31.081 for a total purchase price of $4,394,231.70.  On February 2, 2007, the Reporting Persons purchased an additional 7,726 shares of common stock of the Company through open market purchases.  The price per share was $30.9952 for a total purchase price of $239,468.91.  The purchases were funded with working capital.

Kistefos AS is the holder of the Company’s common stock. The sole owner of Kistefos AS is Christen Sveaas.
Item 4.	Purpose of Transaction

The Reporting Persons acquired and continue to hold the shares of common stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the securities of the Company that they now own or hereafter may acquire on the open market or in private transactions. The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s common stock in particular, as well as other developments.

On March 22, 2005, the Reporting Persons requested that the Company meet with the Reporting Persons. Subsequently, the Reporting Persons did meet with the Chairman of the Board of the Company.

On June 10, 2005, the Reporting Persons requested that the Company consider including two candidates of the Reporting Persons on the Company’s board of directors. Thereafter, and in connection with this request, the Reporting Persons have met with and had telephone discussions with certain other stockholders of the Company.  However, at this time, the Reporting Persons do not have any agreements with other stockholders regarding their request.

On October 19, 2005, the Reporting Persons acquired 200,000 shares of common stock of the Company in a public offering at the price of $24.00 per share, or an aggregate amount of $4,800,000.  Based upon 14,204,442 shares of common stock outstanding, the Reporting Persons owned 17.56% of the shares of common stock of the Company, or 2,494,000 shares.  Such purchase was funded by working capital.

The Reporting Persons acquired 356,894 shares of common stock of the Company through open market purchases on October 20, 21 and 24, 2005 as set forth under Item 5 below.  Based upon 14,638,103 shares of common stock outstanding, the Reporting Persons owned 19.48% of the shares of common stock of the Company, or 2,850,894 shares.  Such purchases were funded by working capital.

On April 7, 2006 the Reporting Persons determined that they do not currently seek representation on the Company’s board of directors.

On June 13, 2006 Lars Erling Krogh, a representative of the Reporting Persons (the "Representative"), attended the annual meeting of the Company held in Houston, Texas (the "Annual Meeting").  The Representative made a statement to the Annual Meeting that the Company's board of directors and management should actively review certain of its strategies in order to enhance shareholder value.  The Representative stated that the Company should seek to strengthen its strategic market position by expanding its revenue base and by increasing its active fleet more rapidly through the acquisition of second hand tonnage or by building additional new vessels.  The Representative also recommended that the Company should seek to optimize its financing structure.  The Representative stated that the Company is net debt positive, and the Company will be generating significant free operating cash flow in 2006 and 2007. The Representative proposed that because there is significant surplus financial capacity in the Company, the board of directors should consider paying extraordinary dividends, buying back shares, and/or increasing market share through additional investments.

On February 1, 2007, the Reporting Persons acquired 141,380 shares of common stock of the Company through open market purchases. The price per share was $31.081 for a total purchase price of $4,394,231.70.  On February 2, 2007, the Reporting Persons purchased an additional 7,726 shares of common stock of the Company through open market purchases.  The price per share was $30.9952 for a total purchase price of $239,468.91.  The purchases were funded with working capital.

On March 1, 2007, Mr. Åge Korsvold, the Chief Executive Officer of Kistefos AS, made the following statements during the Company’s fourth quarter 2006 earnings conference call:

“While we, as shareholders in Trico, appreciate the beneficial effects of strong markets for your share price, we nonetheless think there are reasons for concern about the future direction of Trico.

We have repeatedly claimed that, with minimal debt and a significant cash position, Trico has been overcapitalized. No one has refuted that.

We were accordingly very surprised when Trico issued its recent convert. First, the financing adds cash to an already overcapitalized Company. Management, in our view, is not looking after shareholder interests simply by getting low-coupon capital just because it is available. That capital has costs above and beyond the low coupon. Depending on how Trico’s share price moves, the convertible will be dilutive to current shareholders. Additionally, the conversion price is significantly below what we believe is the Net Asset Value of the Company.

We also question whether management is exploring all avenues for maximizing value. From sources in Norway, we have been told that you have received an offer to sell your North Sea fleet at a highly attractive price. You did not explore this opportunity to find out what this offer might mean to you.

We also have reason to believe that you did not take up the option you had associated to your newbuilding contract, in spite of the fact that you could have resold the option with a profit of at least USD 5-6 million.

Summing up, it is unclear to us what you wish to do with our company. If you wanted to invest, you have missed opportunities. If you wanted to divest, you have also missed opportunities. How can we trust that you will run the company in the best interest of all shareholders?

As we have discussed with you before, please consider one or more of the following actions:

•         Return cash to shareholders through a special dividend or buy back program of own shares. The Company has more  than $16 per share of cash on its balance sheet.

•         Sell the company, in whole or in parts.

•         Sell the US operation in order to remove the Jones Act restrictions on marketability of Trico shares.

Last, but not least: If you believe that you have another strategy that will create better value for shareholders than the proposals above, communicate it in a comprehensible and credible manner so that shareholders can start to monitor your progress.”

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to propose or undertake or participate in any such actions in the future.

Item 5.	Interest in Securities of the Issuer

Kistefos AS is the owner of 3,000,000 shares of the Company’s common stock.  These shares represent approximately 20.2% of the Company’s common stock computed in accordance with Rule 13d-3. Kistefos AS has shared voting and dispositive power with Christen Sveaas with respect to these shares.

Kistefos AS is directly owned 63.2% by Christen Sveaas, 32.3% by Svolder Holding AS, a Norwegian aksjeselskap (stock company), and 4.5% by an entity directly owned by Christen Sveaas. Mr. Sveaas indirectly owns Svolder Holding AS.

As the sole beneficial owner of Kistefos AS, Christen Sveaas is the beneficial owner of 3,000,000 shares of the Company’s common stock. These shares represent approximately 20.29% of the Company’s common stock computed in accordance with Rule 13d-3. Christen Sveaas has shared voting and dispositive power with Kistefos AS with respect to the shares it owns due to his ownership control of Kistefos AS.

The Reporting Persons acquired the 172,400 shares of common stock of the Company on October 6, 2005 through open market purchases. The price per share was $26.6517.
The Reporting Persons acquired 200,000 shares of common stock of the Company in a public offering at the price of $24.00 per share on October 19, 2005.
The Reporting Persons acquired the following number of shares of common stock of the Company at the following prices through open market purchases on the dates set out below:

Date	No. of Shares	Price/Share	Aggregate Price
10/20/05	25,000	$24.052	$601,290.00
10/20/05	217,394	$24.219	$5,265,152.24
10/21/05	68,000	$24.609	$1,673,439.20
10/24/05	46,500	$24.856	$1,155,799.35

The Reporting Persons acquired 141,380 shares of common stock of the Company on February 1, 2007 through open market purchases. The price per share was $31.081. The Reporting Persons acquired an additional 7,726 shares of common stock of the Company on February 2, 2007 through open market purchases. The price per share was $30.9952.

The calculation of the percentages of beneficial ownership of the Company’s common stock set forth herein is based upon 14,817,866 shares of the Company’s common stock outstanding as of February 12, 2007, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1. An Agreement for Joint Filing pursuant to Rule 13d-1(k)(i) under the Securities Exchange Act of 1934 (incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on March 25, 2005).

2. A power of attorney dated as of October 7, 2005 naming Frode Jensen, Esq. and Neal Beaton, Esq. as attorneys-in-fact for Kistefos AS and Christen Sveaas.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2007

Kistefos AS

	By:	/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Kistefos AS

Christen Sveaas

/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Christen Sveaas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).